Exhibit 2.4

AGREEMENT

This AGREEMENT is dated as of April 9, 2011 (the “Agreement”) and is between (i) Blackstone Capital Partners III Merchant Banking Fund L.P., (“Blackstone”); (ii) Graham Packaging Company Inc., a Delaware corporation (the “Company”); (iii) Graham Packaging Holdings Company, a Pennsylvania limited partnership (“Holdings”); (iv) BCP/Graham Holdings L.L.C., a Delaware limited liability company (“Holdings GP”); and (v) Donald C. Graham, on behalf of himself and his affiliates (including those identified in Section 2(f) below), and the other entities named on the signature pages hereto (collectively, the “Family”).

WHEREAS, the Company is contemplating entering into an Agreement and Plan of Merger (the “Company Merger Agreement”), between the Company and a company code named Sailfish, a Delaware corporation (“Parent”), pursuant to which, among other things (i) the Company would merge with and into Parent (the “Company Merger”), with Parent continuing as the surviving corporation, and as a result, the separate corporate existence of the Company would cease, and (ii) upon the effectiveness of the Company Merger, each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), issued and outstanding immediately prior to the Company Merger (other than any shares of Company Common Stock to be canceled or to remain outstanding in accordance with the Company Merger Agreement and any shares of Company Common Stock with respect to which appraisal rights are properly demanded) would be converted into the right to receive the amount of cash and the number of shares of common stock (the “Parent Common Stock”), par value $0.01 per share, of Parent set forth in the Company Merger Agreement (the “Merger Consideration”); and

WHEREAS, as of the date hereof, the Family owns 4,496,440 limited partnership units in Holdings (the “Limited Partnership Units”), which are exchangeable on a one-for-one basis into shares of Company Common Stock; and

WHEREAS, upon the closing of the Company Merger, Parent desires to merge Holdings with and into the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and intending to be legally bound, the parties hereto agree as follows:

1.	Closing Payment. At the closing of the Company Merger (the “Closing”), in consideration for the covenants and agreements made by the Family herein, the Company hereby agrees to pay, or to cause Parent to pay, to Graham Capital Company (or its designee) $7,000,000 in cash by wire transfer of immediately available funds to an account designated in writing by such entity. In addition to such payment, Graham Capital Company (or its designee) shall be entitled to receive an additional $3,500,000 payment at the Closing, which amount may be paid, in whole or in part, through an increase in the $53 million that is required to be paid pursuant to Section 6 below to Graham Capital Company (or its designee) as an “Early Termination Payment” under the ITR Agreement (as defined below) or through a payment made by the Company or Parent; provided further, however, that if such additional $3,500,000 is not so paid by one or more of an increase in such Early Termination Payment or a payment by the Company or Parent, then the amount of such additional $3,500,000 not so paid shall be paid by Blackstone.

2.	Representations and Warranties of the Family. Each party hereto, other than the Company and Blackstone, hereby represents and warrants to the Company and Blackstone as follows):

(a)	Such party (other than a party that is a natural person) is duly incorporated or organized, validly existing and in good standing (to the extent its jurisdiction of organization recognizes the concept of good standing) under the laws of such party’s jurisdiction of incorporation or organization.

(b)

The execution, delivery and performance by such party of this Agreement has been duly authorized by all necessary action on the part of such party. This Agreement has been duly executed and delivered by such party and, assuming the due and valid execution and delivery of this Agreement by the Company and Blackstone, constitutes a legal, valid and binding agreement of such party, enforceable against such party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles.

(c)	The execution, delivery and performance by such party of this Agreement do not and will not (i) violate the organizational documents of such party (other than a party that is a natural person), (ii) violate any applicable law or court or governmental order to which it or any of its assets are subject, (iii) require any consent or other action by any person under, constitute a default under (with due notice or lapse of time or both), or give rise to any right of termination, cancellation or acceleration of any right or obligation of such party or (iv) result in the creation or imposition of any material mortgage, lien, pledge, charge, security interest or encumbrance on any property or asset of such party.

(d)	Such party and its representatives have been given the opportunity to examine certain documents and to ask questions of, and to receive answers from, the Company and Blackstone concerning the terms and conditions of this Agreement and the manner in which the “Early Termination Payment” under the ITR Agreement has been calculated and has conducted to its satisfaction an independent investigation of the matters that are the subject of this Agreement, and in making the determination to proceed with the transactions contemplated by this Agreement, has relied solely on its own independent investigation and such party acknowledges that neither the Company, Blackstone, Parent nor any of their respective affiliates has made any representation or warranty, express or implied, except as provided herein.

(e)	All of the Limited Partnership Units owned by the Family are owned directly by Graham Capital Company and Graham Alternative Investment Partners I., L.P. Each of these entities and GPC Investments, LLC consents to the entirety of the payments called for by this Agreement being paid directly to Graham Capital Company (or its designee).

(f)	All ownership interests in GPC Investments, LLC, Graham Alternative Investment Partners I, L.P. (the successor to Graham Family Growth Partnership), Graham Capital Company (the successor to Graham Capital Corporation), and Graham Engineering Corporation, or their respective successors in interest, as applicable, are held directly or indirectly by Donald C. Graham or trusts established for the primary benefit of his children, and each of such entities (other than the trusts), or its respective successor, as applicable, is under Donald C. Graham’s unilateral control. GPC Holdings, L.P., Graham Packaging Corporation and Graham Recycling Corporation have been dissolved prior to the date of this Agreement.

3.	Representations and Warranties of the Company and Blackstone. Each of the Company and Blackstone, severally but not jointly, hereby represents and warrants to the Family as follows:

(a)	Such party is duly incorporated or organized, validly existing and in good standing (to the extent its jurisdiction of organization recognizes the concept of good standing) under the laws of such party’s jurisdiction of incorporation or organization.

(b)	The execution, delivery and performance by such party of this Agreement has been duly authorized by all necessary action on the part of such party, subject, in the case of the Company, to approval of this Agreement by the Board of Directors of the Company, which approval shall be sought prior to the execution by the Company of the Company Merger Agreement. This Agreement has been duly executed and delivered by such party and, assuming the due and valid execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding agreement of such party, enforceable against such party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles.

(c)

The execution, delivery and performance by such party of this Agreement do not and will not (i) violate the organizational documents of such party, (ii) violate any applicable law or court or governmental order to which it or any of its assets are subject, (iii) require any consent or other action by any person under, constitute a default under (with due notice or lapse of time or both), or give rise to any right of termination, cancellation or acceleration of any right or obligation of such party or (iv) result in the creation or imposition of any material mortgage, lien, pledge, charge, security interest or encumbrance on any property or asset of such party.

(d)	The Merger Consideration has a value (based on the closing price of Parent Common Stock on April 1, 2011) of no less than $20.00, of which at least $4.70 shall be in cash.

(e)	Other than any payments in respect of its Income Tax Receivables Agreement with the Company and its receipt of Merger Consideration, Blackstone, or any of its affiliates, will receive no other payments from the Company in connection with the Company Merger.

4.	Reorganization.

(a)	The parties hereto agree that, in connection with the transactions contemplated by the Company Merger Agreement, Holdings and the Company or Parent will enter into an Agreement and Plan of Merger (the “Holdings Merger Agreement”), pursuant to which, among other things either (i) immediately prior to the Company Merger, Holdings shall merge with and into the Company, with the Company continuing as the surviving corporation, and as a result, the separate limited partnership existence of Holdings shall cease, and upon the effectiveness of the Holdings Merger, each Limited Partnership Unit (other than any Limited Partnership Unit owned by the Company which shall be canceled in the Holdings Merger) will be converted into one share of Company Common Stock or (ii) immediately following the Company Merger, Holdings shall merge with and into Parent, with Parent continuing as the surviving corporation, and as a result, the separate limited partnership existence of Holdings shall cease, and upon the effectiveness thereof, each Limited Partnership Unit (other than any Limited Partnership Unit owned by the Company which shall be canceled in the Holdings Merger) will be converted into the Merger Consideration that would have been received had such Limited Partnership Units been exchanged on a one-for-one basis for shares of Company Common Stock immediately prior to the effective time of the Company Merger (either of the transactions described in clause (i) and (ii) above, the “Holdings Merger”). The Family hereby irrevocably consents to the consummation of the Holdings Merger (or any comparable transaction, including, without limitation, a dissolution of Holdings, that has the same effect with respect to the Limited Partnership Units as the Holdings Merger) (subject to the Holdings Merger or comparable transaction occurring substantially concurrently with the Company Merger), including for purposes of the Pennsylvania Uniform Limited Partnership Act and Sections 6.4, 10.1(c) and 11.1 of the Sixth Amended and Restated Limited Partnership Agreement of Holdings, by and among GPC Holdings, L.P., Graham Packaging Corporation, Holdings GP and the Company, dated as of February 4, 2010 (the “Holdings Partnership Agreement”).

(b)	Each party hereto (other than the Company and Blackstone) hereby irrevocably appoints Mr. Chinh Chu, and each of them individually, as its proxy and attorney-in-fact, with full power of substitution or resubstitution, to take such actions as may be necessary to effect the Holdings Merger (or any comparable transaction, including, without limitation, a dissolution of Holdings, that has the same effect with respect to the Limited Partnership Units as the Holdings Merger) (subject to the Holdings Merger or comparable transaction occurring substantially concurrently with the Company Merger). The proxy and power of attorney granted pursuant to this Section 4(b) shall be irrevocable, shall be deemed to be coupled with an interest sufficient to support an irrevocable proxy and such party acknowledges that the proxy constitutes an inducement for the Company and Blackstone to enter into this Agreement.

5.	Partnership Agreement.

(a)

The Family acknowledges and agrees that, effective as of the effective time of the Holdings Merger, the Sixth Amended and Restated Limited Partnership Agreement of Holdings, by and among GPC Holdings, L.P., Graham Packaging Corporation, Holdings GP and the Company, dated as of February 4, 2010 (as amended, the “Holdings Partnership Agreement”) shall terminate and cease to have any further force or effect. The Family shall continue to be entitled to receive any payments required to be made pursuant to Section 6.5 of the Holdings Partnership Agreement during the period from the date of this Agreement until date of the Closing.

(b)	In the event that the Company Merger Agreement is terminated (other than in connection with a Competing Transaction Agreement (as defined below) so long as the transaction contemplated by such Competing Transaction Agreement (or any subsequent Competing Transaction Agreement) is subsequently consummated)), then for purposes of Section 6.5 of the Holdings Partnership Agreement, the Family shall be deemed to have not directly or indirectly sold more than two-thirds in the aggregate of their interests in Partnership Interests (as defined in the Holdings Partnership Agreement) owned on February 2, 1998 (or Company Common Stock for which such Partnership Interests have been or are eligible to be exchanged) so long as the Family has retained (and not indirectly sold interests in) at least 1,796,198 Partnership Interests (or Company Common Stock for which such Partnership Interests have been exchanged) owned as of the date hereof.

6.	Family Income Tax Receivable Agreement. At the Closing, the Company shall, or shall cause Parent to, pay to Graham Capital Company (or its designee) (which payment is hereby consented to by Graham Alternative Investments I, L.P.) an “Early Termination Payment” (as defined in the Income Tax Receivable Agreement, dated as of February 10, 2010, between the Company and GPC Holdings, L.P. (which entity assigned its rights thereunder to Graham Capital Company and Graham Alternative Investments I, L.P. prior to its dissolution) (the “ITR Agreement”) in the amount of not less than $53 million, and the Family hereby acknowledges and agrees that the amount so paid constitutes all amounts owed to the Family under the ITR Agreement and such payment at the Closing will satisfy all obligations to the Family thereunder and that upon receipt of such payment, the ITR Agreement shall terminate and shall cease to have any further force or effect. In consideration of this mutual agreement, the Family irrevocably waives any right to claim that such Early Termination Payment should be greater than $53 million, and the Company irrevocably waives any right to claim that such Early Termination Payment should be less than $53 million.

7.	Recapitalization Agreement. The Family acknowledges and agrees that, at the effective time of the Company Merger, the Agreement and Plan of Recapitalization, Redemption and Purchase, dated December 18, 1997, by and among Holdings, Holdings GP, the Company, Donald C. Graham, Graham Packaging Corporation, Graham Family Growth Partnership, Graham Engineering Corporation, Graham Capital Corporation and Graham Recycling Corporation shall terminate and cease to have any further force or effect.

8.	Exchange Agreement. The Family acknowledges and agrees that, at the effective time of the Company Merger, the Exchange Agreement, by and among the Company, Holdings, Graham Packaging Corporation and GPC Holdings, L.P., dated as of February 10, 2010 (the “Exchange Agreement”) shall terminate and cease to have any further force or effect. If requested by the Company, the Family shall, immediately prior to the effective time of the Company Merger, exchange its Limited Partnership Units for shares of Company Common Stock in accordance with the Exchange Agreement.

9.	Voting of Company Common Stock. The Family agrees that, at any meeting of the Company’s stockholders (or any adjournment or postponement thereof) or in any other circumstance in which the vote, consent or other approval of the stockholders of the Company is sought, the Family shall vote, or cause to be voted, in person or by proxy all shares of Company Common Stock beneficially owned by the Family as of the applicable record date in favor of the adoption of the Merger Agreement and any other actions related thereto submitted to a stockholder vote pursuant to the Merger Agreement or in furtherance of the Company Merger. To the extent the Family is otherwise entitled to such rights, the Family hereby irrevocably and unconditionally waives, and agrees not to exercise, assert or perfect, any rights of dissent or appraisal under the General Corporation Law of the State of Delaware or the Pennsylvania Uniform Limited Partnership Act with respect to the Company Merger or the Holdings Merger.

10.	Registration Rights Agreement.

(a)	The Family acknowledges and agrees that at the effective time of the Company Merger, the Registration Rights Agreement, dated as of February 10, 2010, by and among the Company, Holdings, Graham Packaging Corporation, GPC Holdings, L.P., affiliates of Blackstone and the other parties thereto shall terminate with respect to the Family and shall cease to have any further force or effect with respect to the Family and that the Family shall not be entitled to any registration rights with respect to Parent or Parent Common Stock so long as the shares of Parent Common Stock to be received by the Family in connection with the Company Merger shall have been registered on an effective registration statement with the SEC.

(b)	The Family hereby agrees not to, directly or indirectly, (i) sell, transfer, assign, pledge, hypothecate, encumber or dispose of, or (ii) enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, pledge, hypothecation, encumbrance or disposition of, more than 400,000 shares of Parent Common Stock during any 30-day period following the effective time of the Company Merger, provided that this restriction shall cease to apply on the earlier of (i) the date on which the shares of Parent Common Stock received by Blackstone in the Company Merger cease to be subject to any lock-up period and (ii) the date that is six months following the Closing.

11.	Superior Proposal. The Family acknowledges and agrees that (i) references in this Agreement to the Company Merger Agreement shall apply mutatis mutandis to any agreement with respect to any Competing Transaction for which the Company terminates the Company Merger Agreement to enter into such agreement (or any subsequent agreement with respect to any Competing Transaction for which the Company terminates a Competing Transaction Agreement to enter into such agreement) (a “Competing Transaction Agreement”), (ii) references in this Agreement to the Company Merger shall apply mutatis mutandis to the transactions contemplated by a Competing Transaction Agreement, (iii) references in this Agreement to the Closing and the effective time shall apply mutatis mutandis to the closing date and the effective time pursuant to such Competing Transaction Agreement and (iv) references to Parent Common Stock shall refer to the stock consideration, if any, to be received in the Competing Transaction. For purposes of this Agreement, “Competing Transaction” means any “Superior Proposal” for which the consideration to be received consists of at least as much cash per share of Company Common Stock as the Company Merger and, if shares of stock of the acquirer are to be received in the competing transaction, such shares of stock will be listed on the New York Stock Exchange or Nasdaq and such shares will be freely tradeable by the Family following the consummation of the Competing Transaction, subject to the restrictions of Section 10(b) (with the number of shares subject to such restrictions being equal to the sum of $15 million divided by the closing price of the acquirer’s stock on the date of the consummation of the Competing Transaction).

12.	Certain Federal Income Tax Matters. It is the intention of the parties hereto that, based upon the current information of, and analyses prepared by, the parties, for federal income tax purposes, (i) all payments hereunder are properly treated as consideration in respect of the sale or exchange of the Family’s Limited Partnership Units, (ii) the aggregate amount of ordinary income that has been recognized by the Family under Internal Revenue Code section 751 (“Section 751”) with respect to the sale or exchange of Limited Partnership Units has not exceeded $4.4 million, (iii) the aggregate amount of ordinary income that will be recognized by the Family under Section 751 with respect to the sale or exchange of Limited Partnership Units at the Closing will not exceed $11.2 million, and (iv) the aggregate amount of unrecaptured section 1250 gain recognized and to be recognized by the Graham Family under Section 751 with respect to the sale or exchange of Limited Partnership Units at the Closing is zero. All parties hereto shall report for federal income tax purposes consistently with this Section 12. Notwithstanding the foregoing, if, as a result of a change in the facts underlying the current information available to the parties or a change in the methodology underlying the analyses prepared by the parties, the Company reasonably determines, in good faith, that any of the statements in clauses (i) through (iv) above are not consistent with applicable tax law and the parties are unable to reach a resolution regarding the tax treatment of the items described in this Section 12 within 30 days after the Closing, the parties shall refer the determination of such items to either KPMG or PWC, as agreed by the parties (or if the parties are unable to agree, such items shall be referred to KPMG) (the “Independent Accountant”), whose resolution shall be final and binding on the parties. In the event items are referred to an Independent Accountant hereunder, the parties hereto shall report for federal income tax purposes consistently with the determination of the Independent Accountant.

13.	Further Assurances. The parties hereto shall, and shall cause their respective representatives and affiliates to (including, with respect to the Family, those entities referenced in Section 2(f)), cooperate reasonably with each other and their respective representatives in connection with their respective obligations under this Agreement, and, shall execute such further documents, cause such further meetings to be held, adopt such resolutions and do, perform and cause to be done such further acts and things, and furnish to each other such further information and documentation, as the other parties may reasonably request, for the purpose of carrying out the intent of this Agreement and the transactions contemplated hereby.

14.	Waiver of Claims. Except with respect to a claim against Parent, the Company or Blackstone for failure to perform its obligations under this Agreement, effective as of the effective time of the Company Merger, the Family, on behalf of itself and its affiliates, hereby unequivocally, unconditionally and irrevocably releases and discharges Parent, the Company, Blackstone, their respective affiliates and each of their former, current or future equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or affiliates from any and all actions, causes of action, choses in action, cases, claims, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, injuries, harms, damages, judgments, remedies, extents, executions, demands, liens and liabilities whatsoever, in law, equity or otherwise (collectively, “Released Claims”), and hereby unequivocally, unconditionally and irrevocably agrees not to initiate proceedings with respect to, or institute, assert or threaten to assert, any Released Claim. This Agreement may only be enforced by the Family against, and any claims or causes of action by the Family that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the other parties to this Agreement and no former, current or future equity holders, controlling persons, directors, officers, employees, agents or affiliates of any such other party hereto or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or affiliate of any of the foregoing shall have any liability for any obligations or liabilities of such other parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith.

15.	Fees and Expenses of the Family. The Company shall pay, or shall cause Parent to pay, all reasonable out-of-pocket fees and expenses incurred by the Family in connection with this Agreement, the Company Merger, the Holdings Merger and the other transactions contemplated by this Agreement, whether or not the Company Merger or the Holdings Merger are consummated, in an amount not to exceed $100,000 in the aggregate.

16.	Legal Effect. The parties hereto agree that the provisions of this Agreement shall become effective upon the execution by the Company and Parent of the Company Merger Agreement. The parties hereto further agree that the provisions of this Agreement constitute legally binding agreements enforceable against the parties hereto and, in the case of the Family, their respective affiliates and that the intended beneficiaries of the provisions of Section 13 shall have the right to enforce the provisions thereof. It is further understood and agreed that money damages may not be a sufficient remedy for any breach of this Agreement and that the non-breaching party shall be entitled to seek equitable relief, including, without limitation, injunction and specific performance, as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of this letter agreement but shall be in addition to all other remedies available at law or equity to the non-breaching party.

17.	Entire Agreement; Amendments. This Agreement embodies the entire agreement of the parties with respect to the proposed transactions as of the date hereof. This Agreement shall not be amended except by a written instrument executed by each of the parties hereto.

18.	Termination. This Agreement shall terminate and cease to have any force or effect upon the termination of the Company Merger Agreement, except that if the Company Merger Agreement is terminated in connection with the Company’s entering into a Competing Transaction Agreement (or any such Competing Transaction Agreement is terminated to enter into another Competing Transaction Agreement), then this Agreement shall continue in full force and effect and shall terminate only upon the termination of any such Competing Transaction Agreement that is terminated in circumstances other than to enter into another Competing Transaction Agreement. This Agreement shall also terminate (i) on the fifth business day following the date of this Agreement if the Board of Directors of the Company shall not have approved this Agreement on or prior to such day or (ii) on January 31, 2012, if the Company Merger has not occurred on or prior to such date (as such date may be extended to the “drop dead date” under any Competing Transaction Agreement). Notwithstanding the foregoing, the provisions of Section 5(b) shall survive any termination of this Agreement.

19.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed therein.

20.	Counterparts. This letter may be executed in two or more counterparts, all of which taken together shall constitute one instrument.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first written above.

/s/ PAUL L. RUDY III
DONALD C. GRAHAM, on behalf of himself and his affiliates By: Paul L. Rudy III, Attorney-in-fact

GRAHAM CAPITAL COMPANY

By:	/s/ PAUL L. RUDY III
Name: Paul L. Rudy III
Title: President

GPC INVESTMENTS, LLC

By:	/s/ PAUL L. RUDY III
Name: Paul L. Rudy III
Title: V.P.

GRAHAM ALTERNATIVE INVESTMENT PARTNERS I, L.P.

By its General Partner – GPC Investments LLC

By:	/s/ PAUL L. RUDY III
Name: Paul L. Rudy III
Title: V.P.

BLACKSTONE CAPITAL PARTNERS III MERCHANT BANKING FUND L.P.
By:	BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C.

By:	/s/ CHINH E. CHU
Name: Chinh E. Chu
Title: Senior Managing Director

GRAHAM PACKAGING COMPANY INC.

By:	/s/ DAVID W. BULLOCK
Name: David W. Bullock
Title: Chief Financial Officer

GRAHAM PACKAGING HOLDINGS COMPANY
By:	BCP/GRAHAM HOLDINGS L.L.C., its general partner

By:	/s/ DAVID W. BULLOCK
Name: David W. Bullock
Title: Assistant Treasurer

BCP/GRAHAM HOLDINGS L.L.C.

By:	/s/ DAVID W. BULLOCK
Name: David W. Bullock
Title: Assistant Treasurer